CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

SILVERCREST METALS INC. TABLE OF CONTENTS

2

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) AS AT

	September 30, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents	$88,577	$176,515
Accounts receivable (notes 7 and 8)	1,352	88
Value-added taxes receivable	18,604	10,211
Inventory (note 3)	31,297	-
Prepaid expenses and other	1,119	3,303
Total current assets	140,949	190,117

Non-current assets
Value-added taxes receivable	9,827	13,082
Deposits	85	92
Mineral property, plant and equipment (note 4)	216,383	165,686
Total non-current assets	226,295	178,860

TOTAL ASSETS	$367,244	$368,977

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (notes 8 and 9)	$11,752	$10,385
Lease liabilities	123	178
Total current liabilities	11,875	10,563

Non-current liabilities
Lease liabilities	197	263
Debt (note 5)	87,700	87,168
Reclamation and closure provision (note 6)	2,846	2,713
Total liabilities	102,618	100,707

Shareholders' equity
Capital stock (note 9)	403,980	401,736
Share-based payment reserve (note 9)	11,177	9,782
Foreign currency translation reserve	(19,192)	14,194
Deficit	(131,339)	(157,442)
Total shareholders' equity	264,626	268,270

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$367,244	$368,977

Nature of operations (note 1)

Commitments (note 4)

Subsequent events (note 12)

Approved by the Board and authorized for issue on November 11, 2022:

"N. Eric Fier"	Director	"Graham C. Thody"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE LOSS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR PER SHARE AMOUNTS; SHARES IN THOUSANDS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30,

	Three months ended		Nine months ended
	2022	2021	2022	2021

Revenue (note 7)	$2,719	$-	$2,719	$-
Cost of sales (note 3)	(795)	-	(795)	-
Mine operating income	1,924	-	1,924	-

Expenses
Exploration and evaluation expenditures	(1,280)	(2,588)	(4,669)	(7,184)
Depreciation (note 4)	(14)	(13)	(43)	(46)
General and administrative expenses	(586)	(576)	(1,711)	(1,552)
Marketing	(132)	(100)	(446)	(431)
Professional fees (note 8)	(178)	(270)	(679)	(851)
Remuneration (note 8)	(582)	(475)	(1,785)	(1,520)
Share-based compensation (notes 8 and 9)	(338)	(123)	(717)	(985)
	(3,110)	(4,145)	(10,050)	(12,569)
Other income (expense)
Foreign exchange gain (loss) (note 11)	25,681	10,819	32,406	(2,872)
Interest expense	(65)	(6)	(192)	(21)
Interest income	782	250	1,925	930
Income (loss) before income taxes	25,212	6,918	26,013	(14,532)

Income tax recovery (expense)	-	(1)	57	(287)
Income (loss) for the period	$25,212	$6,917	$26,070	$(14,819)

Other comprehensive income (loss)
Foreign currency translation adjustment	(26,553)	(11,266)	(33,386)	3,368
Comprehensive loss for the period	$(1,341)	$(4,349)	$(7,316)	$(11,451)

Basic income (loss) per common share	$0.17	$0.05	$0.18	$(0.10)
Diluted income (loss) per common share	$0.17	$0.05	$0.17	$(0.10)

Weighted average number of common shares outstanding
Basic	146,346	144,898	146,002	141,701
Diluted	152,217	151,187	152,118	141,701

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	4

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$26,070	$(14,819)
Adjustments for:
Depreciation (note 4)	43	46
Foreign exchange (gain) loss, unrealized	(25,447)	3,083
Income tax recovery	(57)	-
Interest expense	192	21
Interest income	(1,925)	(930)
Share-based compensation	1,007	1,171
Changes in non-cash working capital items:
Accounts receivable	(1,099)	48
Value-added taxes receivable	(5,141)	(5,340)
Inventory	(18,761)	-
Prepaids and deposits	1,092	(572)
Accounts payable and accrued liabilities	(1,105)	(2,678)
Net cash used in operating activities	(25,131)	(19,970)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	1,741	1,113
Expenditures on mineral properties, plant and equipment	(52,080)	(78,346)
Net cash used in investing activities	(50,339)	(77,233)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	1,383	139,590
Capital stock issuance costs	-	(6,656)
Loan drawdown	-	30,000
Loan interest payment	(5,949)	(2,134)
Payment of lease liabilities	(120)	(113)
Net cash (used in) provided by financing activities	(4,686)	160,687

Effect of foreign exchange on cash and cash equivalents	(7,782)	387

Change in cash and cash equivalents, during the period	(87,938)	63,871
Cash and cash equivalents, beginning of the period	176,515	135,136
Cash and cash equivalents, end of the period	$88,577	$199,007

Cash and cash equivalents is represented by:
Cash	$87,512	$133,128
Cash equivalents	1,065	65,879
Total cash and cash equivalents	$88,577	$199,007

Non-cash investing activities
Capitalized to mineral property, plant, and equipment
Transfer to inventory	$(8,277)	$-
Accounts payable and accrued liabilities	$5,308	$27,668
Depreciation (note 4)	$2,101	$923
Loan interest and accretion (note 5)	$1,565	$169
Share-based compensation	$1,044	$909
Right-of-use asset recognized	$-	$256
Interest on lease liabilities	$12	$4
Change in reclamation and closure provision	$(1)	$-

Supplementary cash flow information	September 30, 2022	December 31, 2021
Mineral property, plant, and equipment in accounts payable and accrued liabilities	$5,308	$6,611

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	5

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS; SHARES IN THOUSANDS)

	Capital stock		Share-based	Foreign currency
			payment	translation
	Number	Amount	reserve	reserve	Deficit	Total

Balance at December 31, 2020	129,329	$265,939	$8,978	$8,869	$(134,786)	$149,000

Capital stock issued	15,008	138,069	-	-	-	138,069
Capital stock issuance costs	-	(6,645)	-	-	-	(6,645)
Stock options exercised	701	2,445	(924)	-	-	1,521
Stock options forfeited	-	-	(91)	-	91	-
Share-based compensation, stock options	-	-	1,820	-	-	1,820
Foreign exchange translation	-	-	-	3,368	-	3,368
Net loss for the period	-	-	-	-	(14,819)	(14,819)

Balance at September 30, 2021	145,038	$399,808	$9,783	$12,237	$(149,514)	$272,314

Stock options exercised	611	1,928	(695)	-	-	1,233
Stock options forfeited	-	-	(17)	-	17	-
Share-based compensation, stock options	-	-	711	-	-	711
Foreign exchange translation	-	-	-	1,957	-	1,957
Net loss for the period	-	-	-	-	(7,945)	(7,945)

Balance at December 31, 2021	145,649	$401,736	$9,782	$14,194	$(157,442)	$268,270

Stock options exercised (note 9)	838	2,244	(861)	-	-	1,383
Stock options forfeited (note 9)	-	-	(33)	-	33	-
Share-based compensation, stock options (note 9)	-	-	2,289	-	-	2,289
Foreign exchange translation	-	-	-	(33,386)	-	(33,386)
Net income for the period	-	-	-	-	26,070	26,070

Balance at September 30, 2022	146,487	$403,980	$11,177	$(19,192)	$(131,339)	$264,626

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	6

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

1. NATURE OF OPERATIONS

SilverCrest Metals Inc. (the “Company” or “SilverCrest”) is a Canadian precious metals exploration and production company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “SIL” and on the NYSE-American under the symbol “SILV”. The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company’s primary focus is operating the Las Chispas Mine, located in Sonora, Mexico, which commenced processing during the nine months ended September 30, 2022, and subsequently declared commercial production effective November 1, 2022. Please refer to note 4 “Mineral Property, Plant, and Equipment” and note 12 “Subsequent Events” for further details.

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by the novel coronavirus ("COVID-19"). The Company's operations and financial performance are dependent on it being able to operate at the Las Chispas Mine. In view of the constantly changing situation regarding the COVID-19 pandemic, including the emergence of variant forms of the virus and the potential for further waves of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company's operations and its business. Outbreaks of COVID-19 in areas where the Company operates or restrictive directives of government and public health authorities could cause delays or disruptions in the Company's supply chain, restrict access to the Las Chispas Mine, limit its ability to transport and ship product, restrict access to processing and refinery facilities, or create impediments to market logistics. Suspensions of operations or curtailment of construction activities at the Company's Las Chispas Mine remains a risk to its business and operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2021, which include information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies, use of judgments and estimation methods were presented in notes 2 and 3, respectively, of those consolidated financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements. In addition, the Company recognized a new critical judgment related to determining whether assets are ready for their intended use. Please refer to note 4 "Mineral Property, Plant, and Equipment" for further details. The Company also adopted two new accounting policies related to inventory and revenue. Please refer to note 3 "Inventory" and note 7 "Revenue" for further details.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on November 11, 2022.

7

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company and its subsidiaries, all of which are wholly owned. There has been no change to the Company's subsidiaries since December 31, 2021. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of loss of control. Intercompany assets, liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

3.  INVENTORY

The Company's inventory comprised of the following:

September 30, 2022(1)
Stockpiled ore	$22,427
Work-in-process	1,567
Finished goods - doré	3,040
Materials and supplies	4,263
Total current inventory	$31,297

(1) The Company did not have any inventory recorded at December 31, 2021.

Stockpiled ore, work-in-process, and finished goods are measured at the lower of weighted average cost and net realizable market value (“NRV”). NRV is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form, transportation costs, and estimated costs to sell.

Stockpiled ore represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are based on current mining cost per ounce incurred up to the point of stockpiling the ore and are removed at the weighted average cost per ounce. Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the weighted average cost per recoverable ounce of silver equivalent. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs. As the Las Chispas Mine was not yet capable of operating in the manner intended by management as of September 30, 2022 (commercial production), no depletion was recorded during the nine months ended September 30, 2022. Subsequent to September 30, 2022, the Company determined the Las Chispas Mine was now operating in the manner intended by management which will result in the Company beginning to record depletion in its cost of sales. Please refer to note 12 “Subsequent Events” for further details.

Work-in-process inventory includes inventories in the milling process, in tanks, and precipitates. Finished goods inventory includes metals in their final stage of production prior to sale, primarily doré at the mine site or in transit, and refined metal held at a refinery.

Any write-downs of inventory to NRV are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to NRV are reversed to the extent that the related inventory has not been sold.

Materials and supplies are measured at weighted average cost. In the event that the NRV of the finished goods, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to their NRV.

8

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

4.  MINERAL PROPERTY, PLANT, AND EQUIPMENT

	Property and equipment	Construction in progress	Mineral property	Exploration and evaluation assets	Total
Cost
At December 31, 2020	$4,181	$28,768	$4,312	$2,488	$39,749
Additions	9,553	60,598	57,973	-	128,124
Transfers	5,083	(5,083)	-	-	-
At December 31, 2021	18,817	84,283	62,285	2,488	167,873
Additions	10,024	11,085	45,387	-	66,496
Transfers	6,315	(6,315)	-	-	-
Transfers to inventory (note 3)	-	-	(13,655)	-	(13,655)
At September 30, 2022	$35,156	$89,053	$94,017	$2,488	$220,714

Accumulated depreciation
At December 31, 2020	$(740)	$-	$-	$-	$(740)
Depreciation for the year(1)	(1,447)	-	-	-	(1,447)
At December 31, 2021	(2,187)	-	-	-	(2,187)
Depreciation for the period(1)	(2,144)	-	-	-	(2,144)
At September 30, 2022	$(4,331)	$-	$-	$-	$(4,331)

Carrying amounts
At December 31, 2021	$16,630	$84,283	$62,285	$2,488	$165,686
At September 30, 2022	$30,825	$89,053	$94,017	$2,488	$216,383

(1) A portion of depreciation is expensed in the consolidated statement of income (loss) and comprehensive loss and the other portion is capitalized as mineral property, plant, and equipment.

On December 31, 2020, the Company's subsidiary entered into an engineering, procurement, and construction ("EPC") agreement with Ausenco Engineering Canada Inc. and its affiliate ("Ausenco") to construct a 1,250 tonne per day process plant at Las Chispas. The EPC agreement has a fixed price of $76,455 and at September 30, 2022, the Company had incurred $75,690 in milestone payments (December 31, 2021 - $68,580) which were recorded as construction in progress.

At September 30, 2022, the Company had committed to incur an additional $819, including $765 to Ausenco, of costs related to construction in progress.

At the end of May 2022, Ausenco completed construction of the Las Chispas processing plant which allowed the Company to start commissioning activities of the processing plant. Commissioning includes the processing of stockpiled ore and the production of doré for sale. Accordingly, the Company concluded that the stockpiled ore should be presented as inventory, with an appropriate allocation of costs. Consequently, $13,655 of costs incurred from January 1, 2021 to June 30, 2022, and previously presented within mineral property costs, were reclassified to inventory during the second quarter of 2022.

Critical Judgment - mineral property, plant, and equipment and assets ready for intended use

Determining when the Las Chispas Mine, processing plant, and other assets are in the condition necessary to be capable of operating in the manner intended by management is a matter of judgment. The Company has established a framework in the context of IAS 16 - Property, Plant and Equipment with respect to determining when the Las Chispas Mine and processing plant are deemed to be capable of operating in the manner intended by management. This framework considers factors such as the physical and technical performance of the asset. At September 30, 2022, management determined that the Las Chispas Mine was not yet capable of operating in the manner intended by management. Subsequent to September 30, 2022, the Company determined the Las Chispas Mine was now operating in the manner intended by management. Please refer to note 12 "Subsequent Events" for further details.

9

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

5.  DEBT

On December 31, 2020, the Company's subsidiary entered into a credit agreement for a secured project financing facility (the "facility") for the Las Chispas Mine of up to $120,000. The Company drew $30,000 on December 31, 2020, as required, and made drawdowns of $30,000 on both August 31, 2021 and December 30, 2021. The last $30,000 was available until August 31, 2022; however, the Company did not draw down this amount and as such reclassified $1,032 of related transaction costs from prepaid expenses and other to mineral property, plant, and equipment as capitalized borrowing costs.

All amounts borrowed under the facility are due on December 31, 2024. The Company may voluntarily prepay amounts borrowed under the facility but would incur fees of 3.0% or 1.5% of the prepaid principal amount if prepaid before December 31, 2023 or December 31, 2024, respectively. During the nine months ended September 30, 2022, the Company did not prepay any borrowed amounts.

Amounts borrowed under the facility and any deferred interest payments incur interest at a rate of 6.95% per annum plus the greater of either 3-month LIBOR (or agreed upon equivalent) or 1.5%. Interest is payable quarterly, and the Company had the option to defer interest payments until after the availability period which was December 31, 2020 to August 31, 2022. During the nine months ended September 30, 2022, the Company did not exercise its option to defer interest payments and made interest payments of $5,949.

In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9 - Financial Instruments, and addresses how to account for changes in contractual cash flows that may result due to the transition from LIBOR to alternative interest rate benchmarks. At September 30, 2022, the Company and the lender had not agreed upon an equivalent benchmark to 3-month LIBOR. The Company anticipates a replacement benchmark will be determined in June 2023, when the 3-month LIBOR rate will be phased out. Once a new benchmark is agreed upon, the Company may be required to re-estimate the contractual cash flows based on a new effective interest rate which could result in an adjustment to the carrying value of the debt.

All debts under the facility are guaranteed by the Company and its subsidiaries and secured by the assets of the Company and pledges of the securities of the Company's subsidiaries. In connection with the facility, the Company must also maintain a certain working capital ratio and adhere to other non-financial covenants. As at September 30, 2022, the Company was in compliance with these covenants.

The debt has been recorded at amortized cost, net of transaction costs, and will be accreted to face value over the life of the debt using the effective interest rate method. During the nine months ended September 30, 2022, interest cost recorded on the facility of $6,481 (September 30, 2021 - $2,303) was capitalized to mineral property.

The Company paid a 3% arrangement fee of $3,600 on December 31, 2020 of which $900 was recorded as a transaction cost and $2,700 was recorded as a prepaid expense, in proportion to the amount of debt drawn on the facility. The Company also incurred $531 in related transaction costs of which $133 was recorded as a transaction cost and $398 was recorded as a prepaid expense (on the same pro rata basis). During 2021, the Company reclassified $2,066 of transaction costs from prepaid expenses and other to mineral property, plant, and equipment as capitalized borrowing costs. At September 30, 2022, no amounts related to this facility remained in prepaid expense.

A summary of debt transactions is as follows:

	September 30, 2022	December 31, 2021
Balance, beginning of period (year)	$87,168	$28,967
Drawdown	-	60,000
Interest expense (capitalized to mineral property, plant and equipment)	6,481	3,703
Interest payment	(5,949)	(3,436)
Transaction costs	-	(2,066)
Balance, end of period (year)	$87,700	$87,168

10

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

6. RECLAMATION AND CLOSURE PROVISION

Changes to the reclamation and closure provision were as follows:

	September 30, 2022	December 31, 2021
Balance, beginning of period (year)	$2,713	$-
Increase in estimated cash flows resulting from current activities	319	2,713
Changes in estimate	(320)	-
Accretion	178	-
Effect of changes in foreign exchange rates	(44)	-
Balance, end of period (year)	$2,846	$2,713

The reclamation and closure cost provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

● The discount rate used in discounting the estimated reclamation and closure cost provision was 9.1% (2021 - 5.5%) for the nine months ended September 30, 2022 and is a risk-free rate based on the Bank of Mexico's 10 year bond rate.

● The majority of the expenditures are expected to occur in 2031.

● A 1% change in the discount rate would result in an approximately $200 increase or decrease in the provision, while holding other assumptions consistent.

The undiscounted value of the reclamation and closure provision is estimated to be $5,843 which is calculated using a long-term inflation rate assumption of 4.7%.

7. REVENUE

The Company early adopted the Amendments to IAS 16 "Property, Plant, and Equipment" during the year ended December 31, 2021, pursuant to which proceeds from sales occurring before the Las Chispas Mine is operating in the manner intended by management should be recognized in the consolidated statement of income (loss) and comprehensive loss, together with the costs of producing those items. The Company measured the costs of production, while the Las Chispas Mine was in commissioning, in accordance with IAS 2 "Inventories".

During the three and nine months ended September 30, 2022, the Company had revenue of $2,719 from the sale of 140,276 silver ounces. The Company did not have any revenue prior to the three months ended September 30, 2022 and revenue recognized during the three months ended September 30, 2022 is from two customers which are both high-credit quality financial institutions.

The Company's primary source of revenue is the sale of refined silver and gold and its performance obligations are the delivery of refined silver and gold to its customers.

Revenue from the sale of metal is recognized when the buyer obtains control of the metal. When considering whether the Company has satisfied its performance obligations, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the metal; the Company has transferred physical possession of the metal to the customer; and, the customer has the significant risks and rewards of ownership of the metal.  Revenue is recognized at the time when the risks and rewards of ownership and title transfers to the customer, which is when the Company irrevocably instructs the refinery to deliver the metals to the customer.

The Company sells silver and gold to bullion banks who are members of the London Bullion Market Association. The sales price is fixed on the date of sale based on spot price or by mutual agreement.

At September 30, 2022, $1,101 of revenue was receivable and included in accounts receivable.

8.  RELATED PARTY TRANSACTIONS

Professional fees

During the nine months ended September 30, 2022 and 2021, the Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner.

11

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

8.  RELATED PARTY TRANSACTIONS (continued)

Professional fees (continued)

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Professional fees - expense	$82	$94
Professional fees - capital stock issuance costs	$-	$126

	September 30, 2022	December 31, 2021
Payable to Koffman Kalef LLP	$5	$6

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

		Expensed/(Recovered)
	Mineral property, plant, and equipment	Cost of sales/ Inventory	Remuneration	Exploration and evaluation expenditures	Total
Nine months ended September 30, 2022
Management fees(1)	$136	$-	$90	$80	$306
Management remuneration(2)	215	115	279	25	634
Director fees	-	-	220	-	220
Share-based compensation - stock options	305	83	365	99	852
Share-based compensation - share units(3)	47	34	(154)	14	(59)
	$703	$232	$800	$218	$1,953

Nine months ended September 30, 2021
Management fees(1)	$143	$-	$71	$76	$290
Management remuneration(2)	269	-	352	9	630
Director fees	-	-	211	-	211
Share-based compensation - stock options	295	-	377	65	737
Share-based compensation - share units(3)	-	-	260	-	260
	$707	$-	$1,271	$150	$2,128

(1) Total management fees were paid to a company controlled by the CEO.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO.

(3) Share units is comprised of restricted share units, performance share units and deferred share units. Please see note 9 for further details.

12

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

8.  RELATED PARTY TRANSACTIONS (continued)

Other transactions

● The Company has an employee providing technical services who is an immediate family member of the CEO. During the nine months ended September 30, 2022 and 2021, the Company recorded the following for this employee:

		Expensed
	Mineral property, plant, and equipment	Remuneration expense	Exploration and evaluation expenditures	Total
Nine months ended September 30, 2022
Remuneration	$55	$10	$35	$100
Share-based compensation - stock options	29	5	19	53
Share-based compensation - restricted share units	3	1	2	6
	$87	$16	$56	$159

Nine months ended September 30, 2021
Remuneration	$49	$19	$27	$95
Share-based compensation - stock options	29	11	16	56
	$78	$30	$43	$151

● The Company recorded a loan receivable due from an officer of the Company. The loan accrues interest at a rate of 2% per annum and is due December 31, 2022. The loan receivable balance is as follows:

	September 30, 2022	December 31, 2021
Loan receivable	$41	$44

● The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days. During the nine months ended September 30, 2022 and 2021, the following transactions occurred:

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Costs allocated to Goldsource	$53	$76

	September 30, 2022	December 31, 2021
Receivable from Goldsource	$19	$23

9.  CAPITAL STOCK

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

As of September 30, 2022, the Company had 146,486,264 common shares and no preferred shares outstanding.

Nine months ended September 30, 2022

During the nine months ended September 30, 2022, the Company issued 837,500 common shares at prices ranging from C$1.84 per share to C$8.24 per share for gross proceeds of $1,383 upon the exercise of stock options.

13

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

9.  CAPITAL STOCK (continued)

Issued and outstanding (continued)

Year ended December 31, 2021

In February 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of US$9.20 per common share for gross proceeds of $138,069. The Company incurred $6,645 of related capital stock issue costs.

The Company also issued 1,311,633 common shares at prices ranging from C$1.88 per share to C$8.24 per share for gross proceeds of $2,754 upon the exercise of stock options.

Stock options

During the nine months ended September 30, 2022, the Company's Board of Directors, shareholders and the TSX approved a new stock option plan (the "New SOP") and as such it was adopted by the Company replacing the old Stock Option Plan. Like the old Stock Option Plan, the New SOP is a "rolling 5.5%" plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 5.5% of the then issued and outstanding common shares.

A summary of the Company's stock option transactions during the period (year) is as follows:

	Nine months ended September 30, 2022		Year ended December 31, 2021
	Number of	Weighted average	Number of	Weighted average
	options	exercised price (C$)	options	exercised price (C$)
Outstanding, beginning of period (year)	6,216,700	$6.37	6,031,500	$4.55
Granted	252,000	9.86	1,562,500	10.36
Exercised*	(837,500)	2.12	(1,311,633)	2.63
Forfeited	(27,500)	10.66	(65,667)	8.80
Outstanding, end of period (year)	5,603,700	$7.14	6,216,700	$6.37

*During the nine months ended September 30, 2022, the weighted average market value of the Company's shares at the dates of exercise was C$9.36 (December 31, 2021 - C$11.04).

During the nine months ended September 30, 2022, the Company granted 252,000 stock options to certain employees, a contractor, and a director with exercise prices ranging from C$7.31 to C$11.14 and expiring five years from the grant date. These options vest over a 3-year period with 1/3 of the options vesting after each of one year, two years, and three years after the grant date, respectively.

During 2021, the Company granted 1,562,500 stock options to officers, employees, and contractors with exercise prices ranging from C$9.79 to C$10.87 and expiring five years from the grant date. These options vest over a 3-year period with 1/3 vesting after each of one year, two years, and three years after the grant date, respectively.

14

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

9.  CAPITAL STOCK (continued)

Stock options (continued)

Stock options outstanding and exercisable as of September 30, 2022 are as follows:

		Options outstanding		Options exercisable
	Exercise	Number of shares	Remaining life	Number of shares
Expiry date	price (C$)	issuable on exercise	(years)	issuable on exercise
January 4, 2023	$1.94	570,000	0.26	570,000
November 13, 2023	$3.30	100,000	1.12	100,000
December 14, 2023	$3.24	1,235,000	1.21	1,235,000
May 30, 2024	$4.54	110,250	1.67	110,250
September 4, 2024	$8.21	842,500	1.93	842,500
December 19, 2024	$8.24	747,950	2.22	492,531
September 14, 2025	$12.53	150,000	2.96	100,000
November 11, 2025	$12.63	25,000	3.12	8,333
December 7, 2025	$11.22	50,000	3.19	16,667
February 25, 2026	$10.87	734,000	3.41	244,667
July 26, 2026	$9.97	100,000	3.82	33,333
August 3, 2026	$10.80	37,500	3.84	12,500
December 21, 2026	$9.79	649,500	4.23	-
April 1, 2027	$11.14	70,000	4.50	-
May 2, 2027	$9.69	157,000	4.59	-
July 11, 2027	$7.31	25,000	4.78	-
		5,603,700		3,765,781

The weighted average remaining life of options outstanding is 2.29 years.

Share-based compensation

The fair value of options granted during 2022 was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Expected option life (years)	3.10	3.56
Expected volatility	56.18%	54.90%
Expected dividend yield	-	-
Risk-free interest rate	2.58%	0.72%
Expected forfeiture rate	1.00%	1.00%
Fair value per option (C$)	$3.92	$4.12
Total fair value	$770	$5,137

15

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

9.  CAPITAL STOCK (continued)

Share-based compensation (continued)

A summary of the Company's share-based compensation for options vested during the period (year) is as follows:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Portion of options granted during 2019 which vested in the period (year)
Share-based compensation expense	$61	$209
Share-based compensation expense recorded to inventory	20	-
Exploration and evaluation expenditures	24	81
Mineral property, plant, and equipment	73	316
Subtotal, options granted during 2019	178	606

Portion of options granted during 2020 which vested in the period (year)
Share-based compensation expense	85	226
Share-based compensation expense recorded to inventory	15	-
Exploration and evaluation expenditures	20	55
Mineral property, plant, and equipment	51	174
Subtotal, options granted during 2020	171	455

Portion of options granted during 2021 which vested in the period (year)
Share-based compensation expense	512	414
Share-based compensation expense recorded to inventory	227	-
Exploration and evaluation expenditures	202	154
Mineral property, plant, and equipment	800	902
Subtotal, options granted during 2021	1,741	1,470

Portion of options granted during 2022 which vested in the period (year)
Share-based compensation expense	163	-
Share- based compensation expense recorded to inventory	17	-
Exploration and evaluation expenditures	3	-
Mineral property, plant, and equipment	16	-
Subtotal, options granted during 2022	199	-

Subtotal, share-based compensation expense	821	849
Subtotal, share-based compensation expense recorded to inventory	279	-
Subtotal, exploration and evaluation expenditures	249	290
Subtotal, mineral property, plant, and equipment	940	1,392
Total share-based compensation on vested options	$2,289	$2,531

Share-based compensation expense
Share-based compensation expense - stock options	$821	$849
Share-based compensation (recovery) expense - deferred share units	(207)	869
Share-based compensation expense - restricted share units	88	3
Share-based compensation expense - performance share units	15	-
Total, share-based compensation expense	$717	$1,721

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation. At the time that stock options are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

16

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

9.  CAPITAL STOCK (continued)

Share-based payment reserve (continued)

A summary of share-based payment reserve transactions is as follows:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Balance, beginning of period (year)	$9,782	$8,978
Share-based compensation, stock options	2,289	2,531
Stock options exercised, reallocated to capital stock	(861)	(1,619)
Stock options forfeited, reallocated to deficit	(33)	(108)
Balance, end of period (year)	$11,177	$9,782

Share unit plan

On June 15, 2021, the shareholders of the Company approved the adoption of a new Equity Share Unit Plan for the Company (the "SU Plan") pursuant to which the Company may grant share units ("SUs"), including restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("new DSUs").  The SU Plan provides for up to 1.5% of the outstanding common shares of the Company from time to time to be issuable to settle share units granted under the SU Plan.  With the implementation of the SU Plan, the Company's former cash-settled DSU plan ("old DSU plan") was phased out and no new awards of DSUs will be granted under that plan.

The SUs will be subject to any combination of time-based vesting and performance-based vesting conditions as the Board of Directors shall determine from time to time. Unless set forth in the particular award agreement, the Board of Directors may elect one or any combination of the following settlement methods for the settlement of SUs: issuing shares from treasury, causing a broker to purchase shares on the TSX; and/or paying cash. While the SUs issued during 2022 and 2021 did not specify a method of settlement, the Company determined that at least a portion would be settled by a brokered purchase or cash. Accordingly, the Company recorded the value of SUs issued  as an accrued liability.

DSUs

Old DSU plan

During 2019, the Board of Directors approved the old DSU plan. Each DSU that was granted under the old DSU plan ("old DSU") entitles the holder to receive cash equal to the current market value of the equivalent number of common shares of the Company. Old DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to old DSUs is calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period. As old DSUs are cash settled, the Company records a corresponding liability in accounts payable and accrued liabilities. Old DSUs will remain in effect but no further old DSUs may be awarded under the old DSU plan as the Company adopted the SU Plan (see above).

During 2021, the Company issued 57,000 old DSUs (excluding new DSUs) to directors of the Company as compensation for service in 2020.

New DSUs

During 2021, the Company issued a total of 66,000 new DSUs to directors of the Company. New DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to these new DSUs was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period and the Company records a corresponding liability in accounts payable and accrued liabilities. During the nine months ended September 30, 2022, the Board of Directors resolved that the 66,000 new DSUs are to be fully settled in cash in accordance with the terms of the SU Plan.

During the nine months ended September 30, 2022, the Company issued 9,000 new DSUs to a director upon their appointment to the Board. These DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to these new DSUs was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period and the Company recorded a corresponding liability in accounts payable and accrued liabilities.

17

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

9.  CAPITAL STOCK (continued)

DSUs (continued)

During the nine months ended September 30, 2022, 14,000 old DSUs and 10,500 new DSUs for a total of 24,500 DSUs (nine months ended September 30, 2021 - Nil) were settled fully in cash. The Company paid cash of $218 to settle these DSUs.

Share-based compensation expense and accrued DSU liability

As of September 30, 2022, the market value of the Company's common shares was C$7.67 (December 31, 2021 - C$10.00). Accordingly, during the nine months ended September 30, 2022, the Company recorded share-based compensation recovery of $207 (December 31, 2021 - expense of $869) related to all DSUs granted to September 30, 2022. At September 30, 2022, the Company recorded an accrued liability of $745 (December 31, 2021 - $1,234) for all outstanding DSUs.

The following table summarizes the change in the accrued DSU liability:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Outstanding, beginning of period (year)	$1,234	$373
Settlement of DSUs during the period (year)	(218)	-
Change in accrued DSU liability	(207)	869
Effect of foreign currency translation	(64)	(8)
Outstanding, end of period (year)	$745	$1,234

RSUs

A summary of the Company's RSU transactions, shown in number of RSUs, during the period (year) is as follows:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Outstanding, beginning of period (year)	83,500	-
Granted	13,000	83,500
Forfeited	(1,500)	-
Outstanding, end of period (year)	95,000	83,500

During the nine months ended September 30, 2022, the Company issued 13,000 RSUs to a consultant of the Company and 1,500 RSUs were forfeited by employees who departed from the Company. During 2021, the Company issued a total of 83,500 RSUs to officers and employees of the Company. These RSUs vest over a 3-year period with 1/3 of the options vesting after each of one year, two years, and three years after the grant date, respectively. Share-based compensation of RSUs is calculated using the fair-value method based on the market price of the Company's shares at the grant date and is recorded over the vesting period. Where RSUs are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. Share-based compensation is recognized over the tranche's vesting period as either an expense, inventory, exploration and evaluation expenditure, or capitalized as mineral property, plant, and equipment, with a corresponding change in accrued liabilities. The value of vested RSUs is remeasured at each reporting date to the current market price of the Company's shares.

As of September 30, 2022, the market value of the Company's common shares was C$7.67 (December 31, 2021 - C$10.00). Accordingly, during the nine months ended September 30, 2022, the Company recorded a net share-based compensation of $242, including an expense of $88, inventory costs of $29, exploration and evaluation expenditures of $29, and mineral property, plant, and equipment of $96. As at September 30, 2022, the Company recorded an accrued liability of $237 (December 31, 2021 - $11) for RSUs.

18

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

9.  CAPITAL STOCK (continued)

RSUs (continued)

The following table summarizes the change in the accrued RSU liability:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Outstanding, beginning of period (year)	$11	$-
Liability of forfeited RSUs	(3)	-
Change in accrued RSU liability	245	11
Effect of foreign currency translation	(16)	-
Outstanding, end of period (year)	$237	$11

PSUs

During the nine months ended September 30, 2022, the Company issued 82,500 PSUs to executive officers of the Company in relation to the completion of construction of the Las Chispas Mine. These PSUs vest on June 1, 2023. Share-based compensation of PSUs is calculated using the fair-value method based on the market price of the Company's shares at the grant date and is recorded over the vesting period. Share-based compensation is recognized on a straight-line method basis, over the PSU's vesting period as either an expense, inventory, or capitalized as mineral property, plant, and equipment, with a corresponding change in accrued liabilities. The value of vested PSUs is remeasured at each reporting date to the current market price of the Company's shares.

As of September 30, 2022, the market value of the Company's common shares was C$7.67 (December 31, 2021 - C$10.00). Accordingly, during the nine months ended September 30, 2022, the Company recorded a share-based compensation of $52, including an expense of $15, inventory costs of $29 and mineral property, plant, and equipment of $8. As at September 30, 2022, the Company recorded an accrued liability of $49 for PSUs.

The following table summarizes the change in the accrued PSU liability:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Outstanding, beginning of period (year)	$-	$-
Change in accrued PSU liability	52	-
Effect of foreign currency translation	(3)	-
Outstanding, end of period (year)	$49	$-

10. SEGMENTED INFORMATION

During the nine months ended September 30, 2022 and 2021, the Company had two operating segments: the Las Chispas Mine and the El Picacho Property ("Picacho"), which is in the exploration phase. Corporate includes the corporate team that provides administrative, technical, financial, and other support to the Company's business units.

19

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

10. SEGMENTED INFORMATION (Continued)

Significant information relating to the Company's reportable operating segments during the three and nine months ended September 30, 2022 and 2021 is summarized below:

	Las Chispas	Picacho	Corporate	Total
Revenue for the three months ended September 30, 2022	$2,719	$-	$-	$2,719
Income (loss) for the three months ended September 30, 2022	$2,026	$(1,232)	$24,418	$25,212

Capital additions during the three months ended September 30, 2022
Mineral property	$13,788	$-	$-	$13,788
Plant and equipment	3,485	-	-	3,485
Total capital additions	$17,273	$-	$-	$17,273

Income (loss) for the three months ended September 30, 2021	$-	$(2,558)	$9,475	$6,917

Capital additions during the three months ended September 30, 2021
Mineral property	$14,502	$-	$-	$14,502
Plant and equipment	24,754	-	-	24,754
Total capital additions	$39,256	$-	$-	$39,256

Revenue for the nine months ended September 30, 2022	$2,719	$-	$-	$2,719
Income (loss) for the nine months ended September 30, 2022	$1,909	$(4,554)	$28,715	$26,070

Capital additions during the nine months ended September 30, 2022
Mineral property	$31,732	$-	$-	$31,732
Plant and equipment	21,109	-	-	21,109
Total capital additions	$52,841	$-	$-	$52,841

Loss for the nine months ended September 30, 2021	$-	$(7,119)	$(7,700)	$(14,819)

Capital additions during the nine months ended September 30, 2021
Mineral property	$42,080	$-	$-	$42,080
Plant and equipment	59,993	-	-	59,993
Total capital additions	$102,073	$-	$-	$102,073

	Las Chispas	Picacho	Corporate	Total
As at September 30, 2022
Total assets	$259,463	$2,488	$105,293	$367,244
Total liabilities	$99,865	$98	$2,655	$102,618

As at December 31, 2021
Total assets	$181,318	$2,489	$185,170	$368,977
Total liabilities	$95,716	$1,248	$3,743	$100,707

11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity, foreign currency, credit, commodity price, and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

20

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company's cash and cash equivalents are invested in business accounts with quality financial institutions and are available on demand to fund the Company's operations.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual maturities of the Company's financial liabilities per IFRS 7 - Financial Instruments: Disclosures, shown in contractual undiscounted cash flows, at September 30, 2022:

	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$11,752	$-	$-	$-	$11,752
Lease liabilities	127	87	72	124	410
Credit facility(1)	8,434	100,583	-	-	109,017
Reclamation and closure provision(2)	-	-	-	5,843	5,843
TOTAL	$20,313	$100,670	$72	$5,967	$127,022

(1) Debt interest payments calculated based on interest rate in effect on September 30, 2022. Interest rate may vary (note 5).

(2) Estimated undiscounted cash flows.

The Company believes its cash and cash equivalents at September 30, 2022 of $88,577 is sufficient to settle its commitments through the next 12 months.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and therefore the Company is exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries is US$ and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
September 30, 2022
Cash and cash equivalents	$76,341	$128	$76,469
Accounts receivable	191	-	191
Value-added taxes receivable	-	28,394	28,394
Total financial assets	76,532	28,522	105,054
Less: accounts payable and accrued liabilities	(54)	(2,190)	(2,244)
Net financial assets	$76,478	$26,332	$102,810

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against Mexican pesos ("MX$"). With all other variables held constant, a 1% change in C$ against US$ or US$ against MX$ would result in the following impact on the Company's net loss for the period:

September 30, 2022
C$/US$ exchange rate - increase/decrease 1%	$765
US$/MX$ exchange rate - increase/decrease 1%	$263

21

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. At September 30, 2022, the accounts receivable balance of $1,352 (December 31, 2021 - $88) consisted of $1,101 (December 31, 2021 - $Nil) of trade receivables (note 7), $60 (December 31, 2021 - $67) due from related parties (note 8) and interest receivable of $191 (December 31, 2021 - $20) on short-term interest bearing instruments. The Company has not recognized any expected credit losses with respect to trade receivables and interest receivable as the amounts are due from high-credit quality financial institutions and the risk of default is considered negligible. The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company's maximum credit exposure.

Commodity price risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of certain financial assets and net earnings. The Company's revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company's control. The prices of these metals are volatile and affected by many factors beyond the Company's control, and there can be no assurance that commodity prices will not be subject to wide fluctuations in the future. A substantial or extended decline in commodity prices could have a material adverse effect on the Company's consolidated financial position, consolidated income (loss) and comprehensive loss, consolidated cash flows, access to capital and the quantities of reserves that the Company can economically produce. The carrying value of the Company's mineral property, plant and equipment and inventory are sensitive to the outlook for commodity prices. A decline in the Company's price outlook could result in material impairment charges related to these assets. The Company does not use derivative instruments to hedge its commodity price risk to silver or gold.

Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk arises primarily from the interest rate impact on its cash and cash equivalents and debt. The Company's cash and cash equivalents are held or invested in highly liquid accounts with both floating and fixed rates of interest, in order to achieve a satisfactory return for shareholders.

At September 30, 2022, the weighted average interest rate earned on the Company's cash and cash equivalents was 3.45%. With all other variables unchanged, a one percentage point change in interest rates would result in approximately a $861 increase/decrease in the Company's income and comprehensive loss for the period.

The Company's debt has an interest rate of 6.95% per annum plus the greater of either 3-month LIBOR or 1.5%. At September 30, 2022, 3-month LIBOR applicable on the Company's debt was 2.29% and a one percentage point increase in interest rates would result in a $223 increase in interest for the period. Interest on the Company's debt is capitalized to mineral property, plant, and equipment. Due to upcoming LIBOR reforms, the interest rate of the Company's debt may change upon the transition to the successor interest rate benchmark to 3-month LIBOR.

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, lease liabilities, and debt.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The level of measurement for each financial instrument is determined by the lowest level of significant inputs.

22

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2022

11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

The carrying value of accounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company's SU plan (note 9), the Company recorded the fair value of SUs in accounts payable and accrued liabilities. The Company's accounts payable and accrued liabilities related to SUs are measured using level 2 inputs. The carrying values of lease liabilities and debt approximate their fair values as a result of relatively unchanged interest rates since inception of the lease liabilities and only one change in the effective interest rate of the debt for the first time during the three months ended September 30, 2022 that had an insignificant impact.

The following table summarizes the carrying value and fair value, by level, of the Company's financial instruments. It does not include fair value information for financial instruments not measured at fair value if the carrying amount reasonably approximates the fair value because of their short-term nature.

Financial instruments carrying value and fair value (continued)

	Carrying value		Fair value
	Fair value through
	profit and loss	Amortized cost	Level 1	Level 2	Level 3
September 30, 2022
Financial assets
Accounts receivable	$-	$1,352	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(1,031)	(10,720)	-	(1,031)	-
Lease liabilities	-	(320)	-	-	(320)
Debt	-	(87,700)	-	-	(87,700)
Net financial instruments	$(1,031)	$(97,388)	$-	$(1,031)	$(88,020)

December 31, 2021
Financial assets
Accounts receivable	$-	$88	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(1,245)	(9,140)	-	(1,245)	-
Lease liabilities	-	(441)	-	-	(441)
Debt	-	(87,168)	-	-	(87,168)
Net financial instruments	$(1,245)	$(96,661)	$-	$(1,245)	$(87,609)

12. SUBSEQUENT EVENTS

Subsequent to September 30, 2022, the following occurred:

● 41,000 stock options with exercise prices ranging from C$9.79 to C$12.53 were forfeited.

● The Company's management determined that the Las Chispas Mine, was operating in the manner intended and as such declared that commercial production had been achieved. Please refer to the Company's news release dated November 7, 2022 for further details.

23